SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact – 14/17

General Meeting of Debenture Holders of the Company's 5th Issue

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the Brasil, Bolsa, Balcão – B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that was held, on this date, a general meeting of debenture holders of the 5th issuance of simple, non-convertible debentures into shares, of the unsecured type, in a single series, of the Company ("Debentures"), by means of which the amendment of the definition of "Consolidated Net Financial Debt" provided for in item (z) of Clause 7.1 of the respective deed of issue was approved, as Management’s Proposal disclosed to the market on December 05, 2017, which provides for the exclusion of endorsements and guarantees provided from the definition in question. It shall read as follows:

“Consolidated Net Financial Debt" means (a) the sum of all the consolidated financial debt of the Issuer with individuals and/or legal entities, including loans and financing with third parties, issuance of fixed income securities, convertible or non-convertible into shares, local and/or international capital markets; (b) minus the sum of cash and cash equivalents (cash and financial investments) and the spread on derivative transactions.

The amendment in question will standardize the financial ratios applicable to the securities issued by the Company and its subsidiaries.

Due to the aforementioned approval, the Company will pay to the Debenture Holders, on December 28, 2017, a restructuring fee (flat) equivalent to 1.30% of the outstanding face value of the Debentures plus interest.

On September 30, 2017, the Company had R$692.6 million recorded in its liabilities, in the debentures account, related to the deed in question.

Curitiba, December 20, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 21, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.